January 8, 2010 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-6010
Attn: Tom Kluck, Branch Chief

Re:	Accretive Health, Inc. Amendment No. 1 to Registration Statement on Form S-l Filed November 19, 2009 File No. 333-162186
Dear Ladies and Gentlemen:
     On behalf of Accretive Health, Inc. (the “Company” or “Accretive Health”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2009. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) set forth in the letter, dated December 24, 2009, from Tom Kluck, Branch Chief of the SEC, to Mary A. Tolan, Founder, President and Chief Executive Officer of the Company (the “Comment Letter”).
     For convenient reference, we have set forth below in italics each of the Staff’s comments and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.
General
1.	We note your response to comment 2 of our letter dated October 30, 2009; however, your prospectus continues to employ technical jargon and terminology that we continue to believe that you could explain more simply. As examples, refer to your usage of the terms “payor denials” and “revenue cycle staff” on page 66. Please revise as previously requested to discuss such concepts in concise, easily understandable language.

Response:	The Company has revised the prospectus in response to the Staff’s comment. For example, please see pages 13, 36, 64, 67, 68, 73, 75, 78 and 81.

U.S. Securities and Exchange Commission
January 8, 2010

2.	We note your response to comment 5 of our previous letter and your revised disclosure on page 3 in which you state that you believe that your services increase the percentage completion of your customers’ in-patient admission profiles based on your “internal analytics.” Please further revise your disclosure to explain these internal processes so that investors may understand how you measure the improvement to your customers’ intake procedures.

Response:	The Company has revised pages 3 and 68 of the prospectus in response to the Staff’s comment.
3.	We note your response to prior comment 5 and your revised disclosure in the prospectus that all of your customer’s yield improvements are attributed to your solutions because you assume full responsibility for the management of the customer’s revenue cycle. Please discuss whether there could be other factors that impact your customers’ net revenue yield improvements, such as changes in operating costs or types of revenues that would not be attributed to your services.

Response:	Net revenue yield refers to a customer’s cash collections measured against the contractual amount due to the customer for medical services. The Company’s incentive fees derive from improvements in net revenue yield (i.e., increases in cash collections as compared to the amount contractually owed).

Outside the scope of the Company’s services, a number of factors may affect a customer’s net revenue, such as changes in reimbursement rates from payors, provision of new services, expansion of existing services, volume increases and acquisitions of hospitals or physician practices. Such factors, in and of themselves, may increase the hospital’s aggregate revenues, but do not increase cash collected as compared to the amount contractually owed. Since these factors are not related to Accretive Health’s services, resulting net revenue increases or decreases are not considered changes to net revenue yield, and accordingly, Accretive Health’s fees are not affected.

Similarly, changes in operating costs, in and of themselves, do not change net revenue yield.

U.S. Securities and Exchange Commission
January 8, 2010

Prospectus Summary
The Accretive Health Solutions, page 2
4.	We note your revised disclosure in response to previous comment 7. Please revise to explain how your techniques specifically reduce “revenue cycle costs” of your client.

Response:	The Company has revised page 3 of the prospectus in response to the Staff’s comment.
Capitalization, page 28
5.	We have read and considered your response to comment 17. Please provide additional disclosure within the capitalization table and in your pro forma financial statements to discuss the payment arrangement with FT Partners. In addition, clarify whether they are contractually committed to accepting IPO shares in lieu of cash as part of the payment arrangement. Lastly, to the extent there is a factually supportable basis for this arrangement, tell us why the additional shares are not considered in your dilution table on page 30.

Response:	The Company has revised pages 6, 7, 28, 30, 31 and 114 of the prospectus in response to the Staff’s comment.

The Company clarifies for the Staff that the shares to be issued to FT Partners will not be “IPO shares,” but will be restricted securities issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company’s engagement letter with FT Partners permits FT Partners to elect to receive its financial advisory services fee in the form of cash or unregistered shares of the Company’s common stock (valued at the initial public offering price), or a combination of both. FT Partners has elected in writing to receive its fee as described in the Company response to previous comment 17.
Management’s Discussion and Analysis of Financial Condition of Results of Operations
Overview, page 35
6.	We reissue in part previous comment 18. In your revised disclosure on page 36, you state that you monitor these factors. Please revise to include the results of your reviews, including an analysis as to how you were successful in improving these areas.

U.S. Securities and Exchange Commission
January 8, 2010

Response:	The Company has revised page 36 of the prospectus in response to the Staff’s comment.
Net Services Revenue, page 36
7.	We reissue previous comment 20. Please revise as previously requested to describe your fee structure in detail. For instance, while we note your annual fees are set by contract, expand to discuss any standardized fee arrangements that apply generally to your contracts. Also, explain in greater detail how you share cost savings with your customers.

Response:	The Company has revised page 36 of the prospectus in response to the Staff’s comment.
Costs of Services, page 37
8.	We note your revisions under this subheading in response to previous comment 21; however, it remains unclear from your revised disclosure why you are obligated to pay salaries and benefits of your customers’ employees engaged in revenue cycle activities. Please advise. Please also explain whether your employees engaged in revenue cycle activities are the same employees described under the infused management subheading. If so, please tell us why you include separate line items in your financials pertaining to the same revenue cycle services.

Response:	The Company has revised page 37 of the prospectus in response to the Staff’s comment. As discussed on page 37 of the prospectus, under the Company’s contracts with its customers, the Company is responsible for the cost of the the salaries and benefits of its customers’ employees engaged in revenue cycle activities that are assigned to work on-site with the Company. The Company advises the Staff that such salaries are paid, and benefits are provided, to such individuals directly by the customer, instead of adding these individuals to the Company’s payroll, because such individuals remain employees of the customer. The Company believes this to be a cost-efficient method of providing payroll and employee benefits for such individuals, who are located in many different locations, and under differing working conditions and benefit plans.
Application of Critical Accounting Policies and Use of Estimate
Share Based Compensation Expense
Initial Stock Issuance Protection Warrant Agreement, page 41
9.	We have read and considered your response to comment 23. Given that the company received services from Ascension Health and the value of such services were reasonably determined, it appears that you had met both of the conditions set forth in FASB ASC 605-50-45-2 which would require such costs to be categorized as an expense in the company’s income statement. Please advise.

Response:	The Protection Warrant Agreement was entered into in conjunction with the initial issuance to Ascension Health of shares of the Company’s stock, which shares represented a 5% ownership interest in the Company at the

U.S. Securities and Exchange Commission
January 8, 2010

time. In exchange for the initial issuance of shares, Ascension Health agreed to provide the Company with an operational laboratory and related start-up consultancy services. The Protection Warrant is intended to permit Ascension Health to maintain its ownership interest in the Company at 5%.

According to ASC 605-50-45-2, the presumption that consideration given by a vendor to a customer is a reduction of selling price of the vendor’s products or services is overcome only when both of the following two conditions are met:

a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.	The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.

The Company does not believe that it can reasonably estimate the fair value of the benefit associated with Ascension Health providing the Company with an operating laboratory to improve and refine its revenue cycle operations. Accordingly, the Company believes that the presumption that the consideration is a reduction of the selling price cannot be overcome, and the Company records the costs associated with the Protection Warrant as a reduction in revenue.
Determination of Fair Value
May 18, 2009 Fair Value Determination, page 48
10.	We have read your response to comment 25 and await your amendment.

U.S. Securities and Exchange Commission
January 8, 2010

Response:	The Company acknowledges the Staff’s comment and will update the disclosure upon including the estimated initial public offering price in the Registration Statement.
Business
The Accretive Health Solution
Improving Claims and Third-Party Payor Collections, page 68
11.	We note that your prospectus continues to include unsupported claims regarding your services and industry, which should be qualified appropriately. As an example, please revise your disclosure here to support your statement that hospitals typically do not collect 100% of the amount they are contractually owed by insurance companies. If this is your belief based solely on your experience in the industry, please state so.

Response:	The Company has revised pages 69 and 77 of the prospectus in response to the Staff’s comment.
Compensation Discussion and Analysis
Base Salaries, page 95
12.	We note your revised disclosure in response to comment 38. Please revise to discuss how the board determined the 25% increase. To the extent that such increase was purely discretionary, please provide us a more detailed discussion of the board’s discretionary review of your executives’ “significant contributions to the development of [your] business” during the past three years.

Response:	The Company has revised page 96 and 97 of the prospectus in response to the Staff’s comment.
Annual Cash Incentive Bonuses, page 97
13.	We reissue previous comment 39. Please discuss the compensation committee’s subjective assessment of each executive’s individual contribution in greater detail. Your revised disclosure should be sufficiently precise to describe the differences in the targets for each of your executives. Also, with respect to the special bonus awarded, it is unclear for your revised disclosure what you mean by your goal of approximating your CFO’s participation in the declared cash dividend and why this compensation was awarded. Please revise or advise.

U.S. Securities and Exchange Commission
January 8, 2010

Response:	The Company has revised page 98 of the prospectus in response to the Staff’s comment.
Related Person Transactions, page 106
14.	You state that your master agreement with Ascension Health requires you to consult with the affiliate hospitals before undertaking services with their respective competitors. Please revise to clarify whether the affiliates must consent to your future transactions with such competitors. Also discuss whether this applies to similar managed services contracts that you have entered into. In addition, please expand generally what consultation with these hospitals entails.

Response:	The Company has revised pages 12 and 108 of the prospectus in response to the Staff’s comment.
Principal and Selling Shareholders, page 112
15.	We have considered your response to previous comment 42. To the extent the company holding your shares to be distributed to your directors and officers currently holds more than 5% of your common stock, please revise your disclosure to identify this entity. Please also include an appropriate footnote to your table that includes the details of this arrangement.

Response:	The Company advises the Staff that the entities holding the shares to be distributed do not, either individually or in the aggregate, hold more than 5% of the Company’s outstanding common stock. The Company respectfully suggests that the disclosure contained in the paragraph preceding the beneficial ownership table, together with the details set forth in footnotes 6, 7, 10 and 15 to the beneficial ownership, include all relevant details regarding this distribution. Please note that prior to printing preliminary prospectuses for distribution to potential investors, the Company intends for the distribution of shares from such entities to be completed and the related disclosures in the prospectus will be updated accordingly.
Financial Statements
Balance Sheet, page F-3
16.	We have read and considered your response to comment 46. Tell us what consideration was given to disclosing your policy for charging off uncollectible receivables as well as your policy in determining past due or delinquency status.

U.S. Securities and Exchange Commission
January 8, 2010

Response:	The Company has revised pages 40 and F-10 of the prospectus in response to the Staff’s comment.
17.	We have read your response to comment 47 and await your amendment.

Response:	The Company acknowledges the Staff’s comment and will update the disclosure once it has determined the size of the stock split that will be effected prior to the offering.
Revenue Recognition, page F-9
18.	We have read and considered your response to comment 52 and note that you believe the cumulative gain share revenue reflects the impact of the cumulative change in the customers’ net patient revenue per the terms of the agreement. Generally, incentive revenue is recognized once it is probable that specific performance standards are met and the amount is reliably measurable. Given the results for the quarter are subject to adjustment based on the gain share revenue in the subsequent quarter, it is not clear how you met that criteria. In this regard, while it may reflect the terms stipulated under the contract, it is not clear that the timing in which the incentive revenue is recognized in the financial statements is consistent with revenue recognition principles. Tell us your basis in GAAP to support your accounting treatment.

Response:	The Company recognizes gain share revenue when the specific performance related to the gain share revenue has been completed and the amount is reliably measurable based on a formula which has been agreed upon with the customer and is included in the service contract with the customer. The Company believes that each of the four criteria for recognizing revenue set forth in Staff Accounting Bulletin No. 104 (“SAB 104”) are met with respect to the Company’s incentive payment arrangements:

	a.	Persuasive evidence of an arrangement exits — The managed service contract between the customer and the Company describes the terms of the gain share revenue which may be earned by the Company.

	b.	Delivery has occurred or services have been rendered — Gain share revenue is calculated based on the improvement in the actual cash collected as a percentage of, or compared to, the estimated maximum potential net patient revenue. The services which result in gain share revenue are rendered as part of the ongoing monthly

U.S. Securities and Exchange Commission
January 8, 2010

revenue cycle management services provided to the customers. Gain share revenue is a result of the collection of cash from a patient and/or a patient’s third-party payor related to the customer-provided medical services. The gain share revenue for the quarter is not contingent upon future performance of service.

c.	The seller’s price to the buyer is fixed or determinable — Gain share revenue is calculated based on the agreed upon terms specified in each managed service contract. These terms include both the performance conditions related to the gain share revenue and the formula for calculating the gain share revenue. The revenue for the incentive payment recognized during a quarter is the difference between the cumulative gain share revenue as of the end of the current quarter and the cumulative gain share revenue as of the end of the previous quarter.

The two key inputs to the cumulative gain share revenue calculation are (1) actual cash collections, and (2) the calculation of maximum potential net patient revenue. The calculation of maximum potential net patient revenue is based on the most reliable information available at the end of each quarter for each instance of patient care.

The Company believes that its contract modeling and gain share revenue measurement procedures produce reasonably accurate calculations. The Company notes that the authoritative guidance on revenue recognition (including Subsection (b) “Estimates and Changes in Estimates” under Section 4 “Fixed or Determinable Sales Price” of SAB 104) acknowledges that using reasonably accurate estimates are often necessary when determining revenue. The Company has determined that its calculations are reasonably accurate based on historical data, which indicate that previous monthly calculations generally are within a range of 3% of the most recently calculated maximum possible net patient revenue.

In addition, the Company believes the accounting for the gain share revenue is consistent with the analogous accounting guidance in ASC 605-20-S99-1, which states in part:

U.S. Securities and Exchange Commission
January 8, 2010

The calculated revenue may be viewed as realizable at an interim date due to the termination provisions in the arrangement. Furthermore, this approach results in revenue recognition that reflects the performance of the manager; revenue is higher in periods in which the manager’s performance has exceeded the specified performance target(s), while revenue is lower in periods in which the manager’s performance has not exceeded the specified performance target(s). This method also does not involve a consideration of future performance, as it relies only on the calculated fee at the interim measurement date.

Under the terms of the Company’s managed service contracts, in the event of contract termination at an interim date, the Company is entitled to the gain share revenue billed through the contract termination date. Therefore, the gain share revenue recognized during the measurement period also represents the amount that would be due pursuant to the contract if the contract were terminated at that date.

d.	Collectibility is reasonably assured — A customer is contractually obligated to pay the gain share revenue based on the terms of its managed service contract. In addition, the Company has experienced minimal bad debt in connection with gain sharing revenue. In the event that the Company believes that there may be an issue concerning the collectibility of the gain share revenue for a specific customer, reserves (which offset revenue) may be recorded to bring the total revenue reported in the financial statements down to the amount believed collectible.
19.	We have read and considered your response to comment 54. Please provide us a detail analysis of FASB ASC 605-45-45-3 through 605-45-45-21 to support your conclusion that the revenues earned under the managed service contracts should be presented on a gross basis. To the extent your analysis present indicators of net reporting, please tell us how such indicators would not be sufficiently strong to overcome the indicators of gross reporting.

Response:	The Company believes that gross revenue reporting is appropriate because it has full responsibility to fulfill the contracted services and has the risks and rewards associated with performing the services in accordance with the managed service contract. The Company’s conclusions with respect to each of the factors in ASC 605-45-45 are set forth below:

Indicators of Gross Revenue Reporting

	a.	The entity is the primary obligor in the arrangement — Although each of the Company’s customers retains the primary

U.S. Securities and Exchange Commission
January 8, 2010

obligation to perform healthcare services, the Company is the primary obligor for performing the healthcare providers’ revenue cycle operations. As stated in the Company’s response to previous comment 54, the Company actively determines how the revenue cycle processes are managed in order to deliver the services in the most cost-effective way and improve its service margins. At times, the Company adds new processes and/or employees at hospitals in order to implement actions that will increase the hospitals net patient revenue yield and, therefore, the Company’s incentive payment. In situations when additional resources are necessary, the Company is required to provide additional resources or to require hospital personnel to work overtime (each of which requires additional costs to be incurred by the Company). The amount of the base fee is fixed and does not change, regardless of these additional efforts.

The Company also refers the Staff to the below discussions in paragraphs (d) and (e).

b.	The entity has general inventory risk — This is not applicable as the Company is a service provider.

c.	The entity has latitude in establishing price — The Company negotiates the price for its services with each customer based on an assessment of the level of effort that will be required. The Company separately manages the service delivery and related costs as discussed above and below.

d.	The entity changes the product or performs part of the service — The Company has full discretion regarding how the service is delivered, including the allocation of activities between vendors, the customers’ employees and the Company’s employees, and the selection of technology and systems used in performance of the services. The Company often eliminates existing vendors for services such as Medicaid eligibility review and transcription by transferring the work to the Company’s shared service centers. Further, for many customers, significant portions of the revenue cycle activities performed by the customers’ employees are transferred to the Company’s shared service centers. The Company’s shared service centers are staffed entirely by the Company’s employees. Revenue cycle activities that continue to be performed by the customer’s employees are changed through the elimination of existing technology and the implementation of the Company’s proprietary technology suite, processes and methodologies. Furthermore, since the Company directs the activities of its customers’ employees, many such individuals perform revenue cycle activities for both the healthcare provider that processes their payroll, as well as for other healthcare providers that are also customers of the Company.

U.S. Securities and Exchange Commission
January 8, 2010

e.	The entity has discretion in supplier selection — The Company has full authority to select the suppliers that will provide any part of the services contracted by the Company with the customer and to manage the costs incurred by third-party suppliers. The Company often renegotiates a customer’s major supplier contracts or substitutes them with suppliers with higher-quality performance or more attractive economics. At times, activities previously performed by third-party suppliers and software are assumed and performed by the Company’s employees. Examples of such activities include transcription services, Medicaid eligibility vendor services and collection services. Generally, the suppliers that continue to bill the hospital directly are those that also perform services for non-revenue cycle functions of the customer.

f.	The entity is involved in the determination of product or service specifications —As discussed above, the Company is active in determining how the revenue cycle is managed. When beginning work under a new contract, the Company implements new processes and procedures and installs new software. The Company is able to determine or change service and/or product specifications of specific vendors and activities used in managing a customer’s revenue cycle. In addition to changing types of services used to manage the revenue cycle, the Company has the ability to eliminate vendors, negotiate more favorable pricing with existing vendors, or change vendors to establish new pricing.

g.	The entity has physical loss inventory risk — This is not applicable as the Company is a service provider.

h.	The entity has credit risk — The Company has credit risk if the hospital chooses not to, or becomes unable to, pay its base fee invoices. The Company is required to pay its suppliers and employees regardless of whether base fee revenue is collected.

U.S. Securities and Exchange Commission
January 8, 2010

Indicators of Net Revenue Reporting

a.	The entity’s supplier is the primary obligor in the arrangement — As discussed above, the Company is the primary obligor in the arrangement. The Company has full responsibility to the hospital for the performance of its suppliers; no single supplier to the Company has responsibility for delivery of the overall revenue cycle management.

b.	The amount the entity earns is fixed — Although the base fee is a fixed amount, it is based on negotiations with the customer and does not reflect a fixed mark-up on costs. As discussed above, the Company has complete discretion in controlling the costs in the manner it deems efficient and effective, which directly impacts the economics of each service contract. Therefore, the amount earned by the Company is within its control.

c.	The supplier has credit risk — The Company bears the credit risk in all instances where a hospital does not pay the contractual base fees; this risk has not been assumed by any supplier. As discussed above, the Company negotiates the prices and terms with its suppliers and is obligated to pay suppliers with which it has contracted services.
20.	In your response to the aforementioned comment, further explain how you deemed the company as the primary obligor. Based on your response, it appears that your customers are primarily responsible for the overall services provided and the company, who is responsible for billing and collecting, is acting as an agent for the customer. Please advise

Response:	The Company refers the Staff to the response to comment 19 above.
Note 10 — Stockholders’ Equity, page F-17
Warrants, page F-19
21.	We have read and considered your response to comment 56. We note it was concluded that the warrants should be classified as equity as the warrants require physical settlement. Please tell us how you analyze the other criteria set forth in FASB ASC 815-45-25-10 that would preclude equity classification.

U.S. Securities and Exchange Commission
January 8, 2010

Response:	The Company assumes that the Staff intended to refer to ASC 815-40-25-10, a subset of “Additional Conditions Necessary for Equity Classification.”

The Company advises the Staff that, as of September 30, 2009, there were 4,164 unexercised warrants relating to the protection warrant. Additionally, Ascension Health earned the right to purchase 67,489 shares pursuant to warrants in 2007, 22,897 in 2008, and 31,352 in the nine months ended September 30, 2009.

In determining that the Protection Warrant is an equity instrument, the Company considered the guidance set forth in ASC 815-40-25-10, as discussed below:

	a.	Requirement: Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

Assessment: Compliant. Section 10c of the warrant agreement, permits the Company to settle its obligations in unregistered shares.

	b.	Requirement: Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

Assessment: Compliant. In accordance with the warrant agreement, Ascension Health is entitled to receive shares of the Company’s Series B Common Stock upon exercise of a warrant in order for the Ascension Health to keep its ownership of the Company at 5% level. The protection warrant expires at the time of the Company’s initial public offering and Ascension Health’s anti-dilution rights do not extend to shares issued in the IPO.

The Company is required to evaluate the level of its current authorized and outstanding stock in accordance with Section 4 of the warrant agreement to ensure that it has sufficient available equity to issue shares pursuant to the warrant.

U.S. Securities and Exchange Commission
January 8, 2010

The Company concluded that it has sufficient authorized and unissued shares available to settle the warrant after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Requirement: Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Assessment: Compliant. The warrant contains an explicit share limit, because under its terms, no more shares may be issued than would provide Ascension Health with a 5% ownership interest in the Company.

d.	Requirement: No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

Assessment: Compliant. The warrant agreement contains no such requirement of cash payments.

e.	Requirement: No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make whole provisions.

Assessment: Compliant. The warrant agreement contains no such provisions.

f.	Requirement: No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Assessment: Compliant. The warrant contains no such provisions.

g.	Requirement: No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Assessment: Compliant. The warrant contains no such requirement.

U.S. Securities and Exchange Commission
January 8, 2010

As noted above, as well as due to the reasons documented by the Company in its response to the Staff’s previous comment 56, the Company concluded that the Protection Warrant meets all of the conditions to be classified as equity.
Item 16. Exhibits and Financial Statement Schedules, page II-4

22.	We note your response to previous comment 60; however, we were unable to locate the draft legality opinion. Please provide the draft copies at your earliest convenience for our review.

	Response:	The Company is supplementally providing a draft of the legality opinion.
******

U.S. Securities and Exchange Commission
January 8, 2010

Please do not hesitate to contact the undersigned (617-526-6626) or Jason L. Kropp (617-526-6421) with any questions regarding this response letter.

Very truly yours,

/s/ David A. Westenberg

David A. Westenberg

cc:	Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission Yolanda Crittendon, Staff Accountant, Securities and Exchange Commission